Exhibit 99.1

Global Cord Blood Corporation Announces the Results of

Scrip Dividend Elections

HONG KONG, China, August 17, 2018 - Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced the results of the scrip dividend elections.  The election period during which the Company provided to all of its shareholders the option to elect to receive, in cash or ordinary shares of the Company, a dividend payment of US$0.08 per share ended at Noon Eastern Daylight Time on August 16, 2018.  During the election period, of the 120,824,742 ordinary shares of the Company outstanding as of July 30, 2018, the record date, holders of 87,523,354 ordinary shares notified the Company of their election to receive the dividend in the form of ordinary shares of the Company.

As a result of these elections, the Company will issue a total of 726,333 ordinary shares and consequently the Company’s outstanding ordinary shares will consist of a total of 121,551,075 ordinary shares.  The delivery of the newly issued ordinary shares as well as the payment of the cash distribution is expected to occur on August 20, 2018.

For more information regarding the scrip dividend, please visit the Company’s website at http://ir.globalcordbloodcorp.com/phoenix.zhtml?c=206671&p=irol-dividends.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses.  Under current People’s Republic of China government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and no new licenses will be granted before 2020 in addition to the seven licenses authorized as of today.  Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services.  For more information, please visit our website at http://www.globalcordbloodcorp.com.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

Mr. William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com